EXHIBIT 12.1
TEXTRON MANUFACTURING

COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES

(unaudited)

(In millions, except ratio)

Nine Months Ended September 30, 2006
Fixed charges:
Interest expense	$76
Estimated interest portion of rents	20
Total fixed charges	$96

Income:
Income from continuing operations before income taxes	$710
Eliminate equity in undistributed pre-tax income on Finance subsidiary	(78)
Fixed charges	96
Adjusted income	$728

Ratio of income to fixed charges	7.58